UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

An announcement regarding resolutions passed at 2021 annual general meeting of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant on June 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: June 30, 2022

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTIONS PASSED AT 2021 ANNUAL GENERAL MEETING

The Board is pleased to announce that all resolutions set out in the Notice were duly passed by the shareholders at the AGM held on 28 June 2022.

Reference is made to the notice of 2021 annual general meeting (the “AGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 13 May 2022 (the “Notice”). Unless otherwise stated, capitalised terms used herein shall have the same meanings as those used in the Notice.

The Board is pleased to announce that the AGM was held at the Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC at 9:00 a.m. on 28 June 2022 and the resolutions set out in the Notice were duly passed by poll by the attending Shareholders and authorised proxies carrying voting rights.

The convening of the Meeting was in compliance with the Company Law of the PRC, the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. Mr. Zhao Keyu (Chairman) presided over the Meeting as the chairman of the Meeting.

8 out of 15 directors of the Company attended the Meeting. Mi Dabin (Director), Cheng Heng (Director), Li Haifeng (Director), Lin Chong (Director), Liu Jizhen (independent non-executive Director), Xu Haifeng (independent non-executive Director) and Xia Qing (independent non- executive Director) were unable to attend the Meeting due to other work reasons; 2 out of 6 of the Supervisors of the Company attended the Meeting; Li Shuqing (Chairman of the Supervisory Committee), Mu Xuan (Vice Chairman of the Supervisory Committee), Gu Jianguo (Supervisor) and Xia Aidong (Supervisor) were unable to attend the Meeting due to other work reasons. The Company Secretary Huang Chaoquan and other relevant senior management of the Company attended the Meeting.

ATTENDANCE AT THE AGM

As at the record date (i.e. 28 June 2022), there were totally 15,698,093,359 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. Details of the shareholders and their proxies who attended the AGM which are set out below:

1.	Number of Shareholders and proxies who attended the Meeting (person(s))	59
	Of which: A Shares	53
	H Shares	6
2.	Total number of Shares carrying voting rights held by Shareholders who attended the Meeting (Share)	9,664,742,420
	Of which: A Shares	8,383,230,300
	H Shares	1,281,512,120
3.	Percentage of the total number of Shares held by Shareholders and proxies who attended the Meeting relative to the total number of Shares carrying voting rights of the Company (%)	61.566346
	Of which: A Shares (%)	53.402857
	H Shares (%)	8.163489

According to the Hong Kong Listing Rules, no shareholder was required to abstain from voting in connection with the proposals considered at the Meeting. The Company was not aware of any parties indicating their intention to vote against any of the resolutions proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Hong Kong Listing Rules.

CONSIDERATION OF THE RESOLUTIONS AT THE AGM

As considered by Shareholders and their respective proxies attending the AGM, relevant resolutions were voted by way of a combination of on-site voting and online voting. The voting results of the AGM are set out as follows:

			For		Against		Abstain		Whether or
Ordinary Resolutions		Type of votes	Number	%	Number	%	Number	%	not passed
1.	To consider and approve the proposal regarding the working report from the Board of Directors of the Company for 2021	A Shareholders H Shareholders All Shareholders	8,379,098,401 1,250,398,038 9,629,496,439	99.950712 97.572081 99.635314	4,014,565 28,055,602 32,070,167	0.047888 2.189257 0.331826	117,334 3,058,480 3,175,814	0.001400 0.238662 0.032860	Passed
2.	To consider and approve the proposal regarding the working report from the Supervisory Committee of the Company for 2021	A Shareholders H Shareholders All Shareholders	8,379,098,401 1,250,847,637 9,629,946,038	99.950712 97.607164 99.639966	4,014,565 27,605,763 31,620,328	0.047888 2.154155 0.327172	117,334 3,058,720 3,176,054	0.001400 0.238681 0.032862	Passed
3.	To consider and approve the audited financial statements of the Company for 2021	A Shareholders H Shareholders All Shareholders	8,378,736,001 1,248,453,836 9,627,189,837	99.946389 97.420369 99.611448	4,377,065 30,003,804 34,380,869	0.052213 2.341281 0.355735	117,234 3,054,480 3,171,714	0.001398 0.238350 0.032817	Passed
4.	To consider and approve the profit distribution plan of the Company for 2021	A Shareholders H Shareholders All Shareholders	8,383,202,800 1,280,735,880 9,663,938,680	99.999672 99.939428 99.991684	27,500 625,600 653,100	0.000328 0.048817 0.006757	0 150,640 150,640	0.000000 0.011755 0.001559	Passed
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2022	A Shareholders H Shareholders All Shareholders	8,383,202,800 1,280,878,400 9,664,081,200	99.999672 99.950549 99.993158	27,500 556,400 583,900	0.000328 0.043418 0.006042	0 77,320 77,320	0.000000 0.006033 0.000800	Passed

			For		Against		Abstain		Whether or
Special Resolutions		Type of votes	Number	%	Number	%	Number	%	not passed
6.	Proposals regarding the issue of short-term debentures, super short term debentures and debt financing instruments (by way of non-public placement) by the Company
6.01	To consider and approve the proposal regarding the issue of short-term debentures by the Company	A Shareholders H Shareholders All Shareholders	8,379,995,385 1,231,046,847 9,611,042,232	99.961412 96.062053 99.444370	3,234,915 50,213,753 53,448,668	0.038588 3.918320 0.553028	0 251,520 251,520	0.000000 0.019627 0.002602	Passed
6.02	To consider and approve the proposal regarding the issue of super short- term debentures by the Company	A Shareholders H Shareholders All Shareholders	8,379,995,385 1,231,031,447 9,611,026,832	99.961412 96.060851 99.444211	3,234,915 50,233,153 53,468,068	0.038588 3.919834 0.553228	0 247,520 247,520	0.000000 0.019315 0.002561	Passed
6.03	To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement)	A Shareholders H Shareholders All Shareholders	8,379,995,385 1,231,064,527 9,611,059,912	99.961412 96.063432 99.444553	3,234,915 50,248,833 53,483,748	0.038588 3.921058 0.553390	0 198,760 198,760	0.000000 0.015510 0.002057	Passed
7.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments	A Shareholders H Shareholders All Shareholders	8,379,995,385 1,231,114,687 9,611,110,072	99.961412 96.067346 99.445072	3,234,915 50,184,633 53,419,548	0.038588 3.916049 0.552726	0 212,800 212,800	0.000000 0.016605 0.002202	Passed

			For		Against		Abstain		Whether or
Special Resolutions		Type of votes	Number	%	Number	%	Number	%	not passed
8.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares	A Shareholders H Shareholders All Shareholders	8,336,793,588 860,730,391 9,197,523,979	99.446076 67.165217 95.165743	46,436,712 417,257,529 463,694,241	0.553924 32.559780 4.797792	0 3,524,200 3,524,200	0.000000 0.275003 0.036465	Passed

			For		Against		Abstain		Whether or
Ordinary Resolutions		Type of votes	Number	%	Number	%	Number	%	not passed
9.	To consider and approve the proposal regarding the provision of guarantee by the Company to its subsidiary Diandong Energy	A Shareholders H Shareholders All Shareholders	8,375,840,687 1,148,905,097 9,524,745,784	99.911852 89.694523 98.557622	4,339,013 58,264,934 62,603,947	0.051759 4.548718 0.647797	3,050,600 73,738,830 76,789,430	0.036389 5.756759 0.794581	Passed
10.	To consider and approve the proposal regarding the provision of guarantee by the Company to its subsidiary Diandong Yuwang	A Shareholders H Shareholders All Shareholders	8,375,840,687 1,148,953,137 9,524,793,824	99.911852 89.698274 98.558120	4,339,013 58,261,534 62,600,547	0.051759 4.548453 0.647761	3,050,600 73,694,190 76,744,790	0.036389 5.753273 0.794119	Passed

In accordance with the relevant provisions of the Company Law and the Articles of Association of the Company, resolutions numbered 1 to 5 (inclusive) and resolutions numbered 9 and 10 are ordinary resolutions and were passed by more than 50% of the total number of shares carrying voting rights held by those who attended the AGM in person or by proxies.

In accordance with the relevant provisions of the Company Law and the Articles of Association of the Company, resolutions numbered 6 to 8 (inclusive) are special resolutions and were passed by two- thirds or more of the total number of shares carrying voting rights held by those who attended the AGM in person or by proxies.

SCRUTINEER

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the AGM for the purpose of vote-takings.

WITNESS OF LAWYERS

The AGM was attended and witnessed by Mr. Bian Hao and Ms. Shi Jinning, lawyers from Haiwen & Partners, who had issued the legal opinion. The witnessing lawyers were of the opinion that: the convening and holding procedures of the AGM of the Company, the eligibility of the persons attending the AGM and the voting procedures for the AGM were in compliance with the stipulations of the relevant laws and the Articles of Association, and that the Meeting was lawful and valid.

By Order of the Board

Huaneng Power International, Inc.

Huang Chaoquan

Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director) Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
29 June 2022